

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

<u>Via E-mail</u>
Mr. John E. Fischer
Chief Financial Officer
Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

      RE: Olin Corporation
              Form 10-K for the Year Ended December 31, 2010
              Filed February 24, 2011
              File No. 1-1070

Dear Mr. Fischer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Rufus Decker

                          Rufus Decker
                          Accounting Branch Chief